EXHIBIT 99.1

Westport Fuel Systems Secures €15 Million Loan from UniCredit

Transaction to Bolster the Liquidity of MTM in Cherasco, Italy

VANCOUVER, British Columbia, July 24, 2020 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“Westport Fuel Systems” or the “Company”) (TSX:WPRT / Nasdaq:WPRT) today announced that they have secured a €15 million loan from UniCredit (“UniCredit”) to improve liquidity during the COVID-19 pandemic.

The six-year €15 million term loan was issued to Westport Fuel Systems’ Italian subsidiary, MTM S.r.l.(“MTM”), under the Italian government’s Decreto Liquidità (“Liquidity Decree”), an enhanced framework of business support established to manage the challenges associated with COVID-19. This loan provides MTM with improved liquidity for working capital, payroll, and capital investment.

"UniCredit's support of Westport Fuel Systems’ Italian activities bolsters a local business with a strong entrepreneurial reality and international vocation” said Andrea Casini, Co-CEO of UniCredit Commercial Banking Italy. “Prudent and strategic choices have ensured the safety and liquidity of the Company’s Italian activities which is even more crucial in this current period. UniCredit's pan-European dimension has allowed us to identify the best financial structure for the entire transaction with the Italian Export Credit Agency’s guarantee scheme (“SACE’s Garanzia Italia”). The Bank’s goal is to encourage the productive recovery of our economic fabric in the fastest way possible.”

“We are pleased to have supported this operation to sustain a company like MTM that combines a strong international presence with a solid background in Italy and is an expression of excellence in sustainable transportation and green innovation” declared Simonetta Acri, Chief Mid Market officer of SACE. “This operation confirms, in this difficult moment, the important partnership between SACE and the banking system, represented in this case by UniCredit, to guarantee liquidity for the companies necessary to continue growing and developing in our country".

“As our Italian facilities return to full production, this loan from UniCredit provides improved liquidity and enables our team to focus squarely on serving our global customers and accelerating the economic recovery of our local operations” said Massimiliano Fissore, Executive Vice President, Transportation at Westport Fuel Systems. “The need for affordable, market-ready, and clean transportation is as urgent as ever and the economic advantage of gaseous fuel vehicles are a critical part of a green recovery post COVID-19 in Europe and around the world. Westport Fuel Systems’ clean gaseous fuel systems powered by compressed natural gas (“CNG”), liquefied natural gas (“LNG”), renewable natural gas (“RNG”), liquified petroleum gas (“LPG”), and hydrogen are an affordable solution to the increasing global demand for sustainable transportation.”

“UniCredit’s unwavering commitment to the security and liquidity of Italian business during the COVID-19 pandemic further bolsters our strong and long-standing partnership” continued Frank Spiniello, Vice-President Finance Operations of Westport Fuel Systems. “As we return to serving our customers in markets around the world, this loan provides improved liquidity and the necessary support for the financial and operational flexibility of our Italian operations.”

Westport Fuel Systems’ Italian operations in Brescia (BS), Cherasco (CN), and Albinea (RE) employ more than 800 workers and represent 70% of the Company’s production across Europe. According to Unione Nazionale Rappresentanti Automobili Estere (“UNRAE”), the number of Italian registrations of CNG fueled cars increased by 30.4% in the first quarter of 2020.

As per NGV Italy, a fueling infrastructure network of nearly 1,400 stations supports more than 1.3 million light-duty CNG cars and in certain regions, the market share of CNG vehicles exceeds 12% of the total number of light-duty cars on the road. A network of 75 LNG stations representing 25% of the total number of LNG stations in Europe supports a growing fleet of more than 2,500 LNG heavy-duty trucks which account for 1.3% of the total Italian heavy-duty fleet. As the third largest producer of renewable gas after Germany and China, Italy is committed to the greater deployment of renewable natural gas in transportation as part of its broader decarbonization and climate initiatives.

In addition, the Italian Transport Ministry provides compelling CNG and LNG vehicle deployment incentives of €4.000 for trucks with a total full load weight from 3.5 tonnes to 7 tonnes, €8.000 for trucks with a total full load weight from 7 tonnes to 16 tonnes, and €20.000 for trucks with a total full load weight over 16 tonnes including trucks powered by Westport HPDI 2.0TM.

About Westport Fuel Systems
At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow. We are a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global automotive industry. Our technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges. Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America and South America, we serve our customers in more than 70 countries with leading global transportation brands. At Westport Fuel Systems, we think ahead. For more information, visit www.wfsinc.com.

About UniCredit
UniCredit is a simple successful pan-European Commercial Bank, with a fully plugged in CIB, delivering a unique Western, Central and Eastern European network to its extensive client franchise. UniCredit offers both local and international expertise to its clients, providing them with unparalleled access to leading banks in its 13 core markets through its European banking network: Italy, Germany, Austria, Bosnia and Herzegovina, Bulgaria, Croatia, Czech Republic, Hungary, Romania, Russia, Serbia, Slovakia and Slovenia. Leveraging on an international network of representative offices and branches, UniCredit serves clients in another 18 countries worldwide.

About SACE
SACE is the Italian insurance-financial company specializing in supporting businesses and the national economic fabric through a wide range of tools and solutions to support competitiveness in Italy and around the world. For more than forty years, SACE has been the reference partner for Italian companies that export and grow in foreign markets, forming with SIMEST the pole of exports and internationalization. It also works with the banking system to facilitate access to credit for companies with its financial guarantees, with a role strengthened with the extraordinary measures provided by the Liquidity Decree. With a portfolio of insured operations and secured investments of 134 billion euros, SACE with SIMEST the pole of exports and internationalization. It also works with the banking system to facilitate access to credit for companies with its financial guarantees, with a role strengthened with the extraordinary measures provided by the Liquidity Decree. With a portfolio of insured operations and secured investments of 134 billion euros, SACE serves more than 23,000 companies, mainly SMEs, supporting its growth in Italy and in about 200 foreign markets, with a diverse range of insurance-financial products and services.

Westport Fuel Systems Investor Inquiries:

Shawn Severson
Investor Relations
T: +1 604-718-2046
E: invest@wfsinc.com

UniCredit Media Relations Inquiries:
T: +39 02 88623569
E: mediarelations@unicredit.eu

SACE Media Relations Inquiries:

T: +39 06 6736888
E: mediarelations@sace.it